UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2007
…………………………………………………………………………….,.

National Bank of Greece S.A.
………………………………………………………………………………………….

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
………………………………………………………………………………………….

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒          Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82          ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

The results of National Bank of Greece’s mandatory public tender offer to the minority shareholders of Finansbank ΑS

National Bank of Greece hereby announces the following, for the information of investors:

Through the public tender offer, which started on 8 January and was completed on 29 January 2007, 5,430,098,148 ordinary shares of Finansbank were acquired, corresponding to 43.44% of its share capital.

Pursuant to the above, NBG’s total participation in the share capital of Finansbank now amounts to 89.44%.

Athens, 30 January 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
Date : 30th January, 2007	(Registrant)

Vice Chairman — Deputy Chief Executive Officer